SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Supernus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

868459108

(CUSIP Number)

Mark I. Gruhin, Esq.

Saul Ewing Arnstein & Lehr LLP

1919 Pennsylvania Avenue, N.W., Suite 550, Washington, DC 20006-3434, (202) 333-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2019

(Date of Event Which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868459108

1.	Name of Reporting Persons Jack A. Khattar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizen or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,747,265*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,747,265*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,747,265*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.13%

14.	Type of Reporting Person* IN

*See Item 5.

CUSIP No. 868459108

Item 1.                                                                                Security and Issuer

This Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Shares”), of Supernus Pharmaceuticals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1550 East Gude Drive, Rockville, Maryland.

Item 2.                                                                                Identity and Background

This Schedule 13D is being filed by Jack Khattar, who is sometimes referred to herein as the “Reporting Person.” The principal address of the Reporting Person is c/o Supernus Pharmaceuticals, Inc., 1550 East Gude Drive, Rockville, Maryland. The Reporting Person is the Chief Executive Officer, President and Secretary of the Issuer.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or find any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3.                                                                                 Source and Amount of Funds or Other Consideration

The Shares covered by this Schedule 13D were acquired by the Reporting Person at various times between 2005 and 2019.  Funds used to acquire the Shares were personal funds, except that certain of the Shares were acquired by the Reporting Person as part of the Reporting Person’s compensation as an employee of the Company.

Item 4.                                                                                Purpose of Transaction

The Shares were acquired by the Reporting Person for investment purposes. The Reporting Person does not have any plans or proposals which relate to or would result in any of the following, except as noted:

a.                                      The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.                                      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.                                       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.                                      Any change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.                                       Any material change in the present capitalization or dividend policy of the Issuer;

f.                                        Any other material changes in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.                                       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.                                      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.                                          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j.                                         Any action similar to any of those enumerated in (h) through (i) above.

Item 5.                                                                                Interest in Securities of the Issuer.

a.                                      The Reporting Person beneficially owns 2,747,265 Shares, representing approximately 5.13% of the Issuer’s outstanding Shares.  The Reporting Person is the direct owner of 457,565 Shares and the indirect owner of 1,081,450 through the KBT Trust, of which the Reporting Person is the sole trustee and the Reporting Person’s family members are beneficiaries. The Reporting Person’s Shares also include 1,208,250 Shares that may be acquired at or within 60 days of the date of this report, pursuant to the exercise of outstanding options or stock appreciation rights. The Reporting Person disclaims beneficial ownership of 2,900 Shares owned by his son.

b.                                      The Reporting Person holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all Shares beneficially owned.

c.                                       No transactions in the class of securities reported herein were effected during the past sixty days by the Reporting Person except for an award by the Issuer to the Reporting Person of an employee stock option to buy 300,000 Shares.  The option vests in four equal installments beginning on February 22, 2020.

d.                                      No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on herein, other than the Reporting Person, as the direct or indirect owner of such Shares.

e.                                       Not applicable.

Item 6.                                                                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                                                                                Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 24, 2019

By:	/s/ Jack A. Khattar

Name:	Jack A. Khattar